

September 28, 2012

Via E-mail
Ms. Teresa S. Madden
Senior Vice President and Chief Financial Officer
Xcel Energy, Inc.
414 Nicollet Mall
Minneapolis, Minnesota 55401

> **Re: Xcel Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-03034**

Dear Ms. Madden:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page 82

Notes to Consolidated Financial Statements, page 88

Note 9. Benefit Plans and Other Postretirement Benefits, page 107

1. Please tell us and disclose in future filings, information regarding the pension costs and benefit obligations for your defined benefit supplemental retirement income plans for qualifying executive personnel.

<u>Note 13. Commitments and Contingent Liabilities, page 130</u>

2. We note your disclosure on page 142 that you have recorded an estimate of the probable cost of settlement or other disposition for your legal contingencies. You disclose that the ultimate outcome of these matters cannot presently be determined but that the ultimate resolution could have a material effect on your financial position and results of operations. Please tell us how your disclosure is consistent with ASC 450-20-50-2, 50-3(b) and 50-4(b). In this regard, it does not appear that you have provided any quantitative information as to the amount or range of reasonably possible loss in excess of amounts accrued. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. Alternatively, if you conclude that you cannot estimate a range of reasonably possible losses for such matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please provide an explanation in your response of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Jeffery S. Savage
     Controller
     Xcel Energy, Inc.

     Scott Wilensky
     Senior Vice President and General Counsel
     Xcel Energy, Inc.